VIA EDGAR

July 19, 2013

Ms. Anu Dubey
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-8626

Re: Amana Mutual Funds Trust     File Nos. 2-96924; 811-04276

Summary of changes in response to Comments received on Post-Effective Amendment No. 33 on Form N-1A

Cover Page

Comment: Update date to effective date.

Response: Done.

Summary Section

Income, Growth, and Developing World Funds; pages 3, 6, and 9; “Fees and Expenses”

Comment: Add language that more closely follows Form N-1A, specifically: “This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.“

Response: Added: “This section describes the fees and expenses that you may pay if you buy and hold shares of the Fund.”

Income and Growth Funds; pages 3 and 6; “Portfolio Turnover”

Comment:Add language that more closely follows Form N-1A, specifically: “A higher portfolio turnover rate may result in higher taxes when shares are held in a taxable account. These costs, which are not reflected in the annual fund operating expenses or example, affect the performance of the Fund.”

Response: Added: “The Fund may pay transaction costs when it buys and sells securities (or “turns over” its portfolio). The Fund generally buys and sells securities through Saturna Brokerage Services, Inc., a wholly-owned subsidiary of Saturna Capital, which presently charges no commissions on portfolio trades. A higher portfolio turnover rate may indicate higher transaction costs and may result in taxable distributions. Personal income taxes, which are not reflected in annual fund operating expenses or in the example, affect your after-tax returns. During the most recent fiscal year, the Fund’s portfolio turnover rate was X% of the average value of its portfolio.”

Income, Growth, and Developing World Funds; pages 3, 6, and 9; “Principal Investment Strategies”

Comment: Explain or define “Islamic principles” more.

Response: Added the following:

“Generally, Islamic principles require that investors share in profit and loss, that they receive no usury or interest, and that they do not invest in a business that is prohibited by Islamic principles. Some of the businesses not permitted are liquor, wine, casinos, pornography, insurance, gambling, pork processing, and interest-based banks or finance associations.

The Funds do not make any investments that pay interest. In accordance with Islamic principles, the Funds shall not purchase conventional bonds, debentures, or other interest-paying obligations of indebtedness. Fixed-income investments conforming to Islamic principles, known as sukuk or Islamic bonds, are permitted. Islamic principles discourage speculation, and the Funds tend to hold investments for several years.”

Income, Growth, and Developing World Funds; pages 3, 6, and 9; “Principal Investment Strategies”

Comment: Add language from Statutory section regarding the 80% name test.

Response: Done.

Income Fund; page 3; “Principal Risks of Investing”

Comment: The statement “the Fund does not maximize current income because reserves remain in cash” is inconsistent with the Investment Objective of current income.

Response: Restated: “Because Islamic principles preclude the use of interest-paying instruments, cash reserves do not earn income.“

Income, Growth, and Developing World Funds; pages 4, 7, and 10; “Performance”

Comment: Update all to most recent calendar year. Please include bar chart images in next filing.

Response: Done.

Income, Growth, and Developing World Funds; pages 4, 7, and 10; “Performance”

Comment: Remove: “In loss periods, the average after-tax total return may be higher than average annual total return because of an assumed deduction of losses from other income.”

Response: Done.

Developing World Fund; page 9; “Investment Strategies”

Comment:Further define what is considered the “developing world.”

Response:Added the list of countries the Adviser currently considers the “developing world.”

Statutory Prospectus

Page 12, “Investment Strategies”

Comment: Denote which strategies are “Principal” and which are not.

Response: Added “Principal” to section heading as all strategies listed are principal.

Page 13, “Risks”

Comment: Denote which risks are “Principal” and which are not.

Response: Added “Principal” to section heading as all risks listed are principal.

Page 13, “Risks”

Comment: Make diversification language part of strategies.

Response: Done.

Page 13, “Risks”

Comment: Describe advisory fee consistently between Prospectus and Statement of Additional Information.

Response: Done.

Page 15, “Purchase and Sale of Fund Shares”

Comment: Amend redemption language to state that payment, rather than the redemption itself, will be delayed until the purchase check clears.

Response: Done.

Pages 18-19, “Financial Highlights”

Comment: Update for most recent fiscal period.

Response: Done.

Statement of Additional Information

Cover Page

Comment: Update date to effective date.

Response: Done.

Pages 3-4, “Fund Descriptions, Investments and Risks”

Comment: Clearly delineate between “fundamental” and “non-fundamental” policies

Response: Section was re-written to comply with this comment.

Page 4, “Disclosure of Portfolio Holdings”

Comment: State the period of delay after each month-end until portfolio holdings are published online and describe further policies and procedures regarding disclosure.

Response: Added language further describing our policies and procedures.

Page 7, “Management Ownership Information”

Comment: Update the management ownership table to most recently ended fiscal year.

Response: Done.

Page 11, “Principal Holders of Securities”

Comment: Update to within 30 days of effectiveness.

Response: Done.

Page 12, “Advisory Fee”

Comment: If there is a separate advisory and administration, break out the fees and state that there are separate agreements.

Response: No changes were made to the paragraph as there is only a single contract covering both advice and administration of the Funds. We amended the language on page 13 of the Statutory Prospectus per the earlier comment to make the two sections consistent.

Page 12, “Advisory Fee; 2% expense limitation”

Comment: Does the expense limitation of 2% of average daily net assets for any fiscal year expire? Also, who can terminate it?

Response: Added the following paragraph:

“The Investment Advisory and Administrative Services Agreement is approved annually by a majority of the independent trustees at the September meeting of the trustees. The agreement is terminable by either party on 60-days notice.”

Page 13, “Rule 12b-1 Plan”

Comment: Describe more fully the indirect interest of the adviser in the plan.

Response: Amended language to reflect that the adviser receives no indirect interest in the plan.

Page 17, “Taxation of the Trust”

Comment: Update tax rate for qualified dividend income.

Response: Done.

Part C: Other Information

Exhibits, “(J) Other opinions”

Comment: Update accountant’s consent.

Response: Included as Exhibit EX-23.

Business and Other Connections of Investment Adviser

Comment: Provide page references to where the answers are disclosed.

Response: Added appropriate page and section references.

Very truly yours,

/s/ Nicholas Kaiser,
President, Amana Mutual Funds Trust